Exhibit (a)(1)(F)

                              MEMORANDUM TO HOLDERS

                                       OF

             ELIGIBLE OPTIONS TO PURCHASE VIRBAC CORPORATION COMMON
                                     STOCK

To: Holders of Options Issued Under the Virbac Corporation 1996 Incentive Stock Plan

Date:      August 18, 2006

Subject: Conditional Exercise of Options in Connection with the Offer referred to below

         Labogroup Holding, Inc. and Virbac S.A. have prepared the following questions and answers for your information. Please review this information together with the Offer to Purchase, the related Letter of Transmittal, the Instructions for Conditional Exercise, the Notice of Conditional Exercise and the other documents that you have received along with this memorandum. If, after reviewing the information provided, you have additional questions, please contact Jean Nelson at Virbac Corporation (the "Company") at the telephone number or address listed at the end of this memorandum.

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THIS  MEMORANDUM  IS INTENDED TO HELP YOU  UNDERSTAND  THE OFFER AND HOW OPTIONS
WILL BE TREATED IN THE OFFER. THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN THE BINDING LEGAL TERMS OF THE OFFER, AND ARE CONTROLLING. BY SIGNING THE NOTICE OF CONDITIONAL EXERCISE YOU ARE ALSO AGREEING TO THE TERMS AND CONDITIONS SET FORTH THEREIN AND IN THE INSTRUCTIONS FOR CONDITIONAL EXERCISE. WE URGE YOU TO READ THESE DOCUMENTS CAREFULLY, FOR A DETAILED EXPLANATION OF THE OFFER.
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Q.       What is the Offer?

A. Labogroup Holding, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Virbac S.A., a corporation (SOCIETE ANONYME) organized under the laws of France ("Virbac S.A"), is offering to purchase all issued and outstanding shares of common stock of the Company, including common stock issuable upon the exercise of options to purchase common stock (the "Shares"), other than those Shares already owned by Purchaser, Virbac S.A. and their subsidiaries, at a price of $5.25 per share (the "Offer Price"), on the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Offer will be open until Midnight, New York City time, on September 15, 2006 (the "Expiration Date"), unless the Offer is extended, in which event the extended Expiration Date shall be the latest time and date at which the Offer (not including any subsequent offering period, as so extended), will expire.

         The Offer is subject to the nonwaivable condition that there be validly tendered and not withdrawn a number of Shares which, when added to the Shares already owned by Virbac S.A. and its subsidiaries will constitute at least 90% of the outstanding Shares. The Offer is also subject to a number of other conditions, which are described in the Offer to Purchase dated August 18, 2006, and the related Letter of Transmittal. Please read these documents, as well as the Notice of Conditional Exercise and the Instructions for Conditional Exercise, carefully. If the Offer is successful, the Purchaser intends to merge with and into the Company as soon as practicable thereafter (the "Merger"). Each Share that remains outstanding after the Merger (other than Shares (i) held in treasury by the Company, (ii) owned by Virbac S.A. or its subsidiaries, or (iii) held by stockholders seeking appraisal for their shares pursuant to Delaware law) will be cancelled and automatically converted into the right to receive $5.25 in cash.

         In connection with the Offer, individuals holding Eligible Options may conditionally exercise all or part of such options. "Eligible Options" are all outstanding options issued under the Company's stock option plan to purchase Shares having exercise prices of less than $5.25 per share. However, if the Purchaser increases the Offer Price to an amount greater than $5.25 per share, "Eligible Options" will include all outstanding options to purchase Shares having an exercise price less than such greater Offer Price. Exercise of your options will be "conditional" because you will be deemed to exercise the option only if, and to the extent, that the Purchaser actually accepts for payment and pays for the Option Shares tendered in the Offer and the Merger occurs. If the Offer is successful and the Merger occurs, your conditional exercise of your options will become unconditional and will be effective immediately following effectiveness of the Merger. In lieu of the Company issuing the Shares that would have been issuable upon exercise of Eligible Options ("Option Shares"), the Purchaser will pay to holders of such options an amount equal to the excess of the Offer Price over the applicable per share exercise price (the "Net Option Payment Per Share"), less any required withholding taxes for each Option Share otherwise issuable under their options.

         A special committee of the Company's board of directors has determined that the Offer is advisable to and in the best interests of the stockholders of the Company other than Virbac S.A. and its subsidiaries (the "Unaffiliated Stockholders") and recommends that the Unaffiliated Stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The special committee consists of three directors who are not officers or employees of the Company, Virbac S.A. or the Purchaser, are not directors of Virbac S.A. or the Purchaser and are not otherwise affiliated with such officers, employees or directors.

         If you want to participate in the Offer through conditional exercise of your Eligible Options, you should carefully follow the instructions below and in the enclosed Instructions for Conditional Exercise and the Notice of Conditional Exercise. Failure to do so could invalidate your conditional exercise of your Eligible Options.

Q. Must I unconditionally exercise my options now in order to participate in the Offer?

A. No. As a holder of unexercised options you may "conditionally" exercise all or part of your Eligible Options having exercise prices of less than the Offer Price of $5.25 per share. As indicated above, this exercise of options is "conditional" because you are deemed to exercise the option only if, and to the extent that, the Purchaser actually accepts for payment and pays for Shares tendered in the Offer and the Merger occurs. By conditionally exercising your options, you are able to participate in the Offer but you are also able to retain your options if the Offer and Merger are not completed for any reason.

         You may, of course, unconditionally exercise your options if you choose. If you do so and you wish to tender the Shares you acquire upon such exercise in the Offer, you must do so in accordance with the procedures set forth in the Offer to Purchase and the Letter of Transmittal, rather than pursuant to the Notice of Conditional Exercise and the Instructions for Conditional Exercise. If you exercise your options in the usual way and, for any reason the Offer and Merger are not consummated, you will continue to own the Shares you acquired upon exercise of your options.

Q. If I decide not to conditionally exercise my options, how will the Offer affect my options?

A. If the Offer is successful, the Purchaser intends to effect the Merger as soon as practicable thereafter. Each Share that remains outstanding after the Merger (other than Shares (i) held in treasury by the Company, (ii) owned by Virbac S.A. or its subsidiaries or (iii) held by stockholders seeking appraisal for their shares pursuant to Delaware law) will be cancelled and automatically converted into the right to receive the Offer Price in cash.

         If the Offer is successful and the Merger is consummated, outstanding options under the Company's stock option plan will continue to be outstanding but will no longer be exercisable to acquire Option Shares. Instead, under the terms of the Company's stock option plan, upon exercise of such options and payment of the option exercise price, holders will be entitled to receive a cash payment equal to the Offer Price for each Share that they would have acquired upon such exercise had the Offer and the Merger not occurred. By conditionally exercising their Eligible Options in connection with the Offer, option holders will be able to receive payment of the Net Option Payment Per Share shortly after completion of the Merger, rather than waiting until after the Merger to do so.

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

         Alternatively, if the Purchaser purchases tendered Shares in the Offer but for any reason the Merger does not occur, Options will continue to be exercisable to purchase Shares. However, there will likely be so few remaining stockholders and publicly held shares that the Shares will no longer be eligible to be traded through the Nasdaq Capital Market or other securities exchanges. In either case, there will likely not be an active trading market for the Shares. In addition, the Company will likely no longer be required to make filings with the Securities and Exchange Commission or otherwise comply with the SEC's rules relating to publicly held companies. In that unlikely event, the Company's registration statement under the Securities Act of 1933 (the "Securities Act") covering the offer and sale of its Shares under its stock option plan will cease to be effective. Under the terms of the plan, the Company may decline to issue Option Shares upon the exercise of options if a registration statement under the Securities Act is not in effect. Accordingly, if the Purchaser purchases tendered Shares but the Merger does not occur, the Company may no longer be able to issue Option Shares upon exercise of options that remain outstanding.

Q.       Do I have to pay the exercise price or withholding taxes with cash?

A. Not if you "conditionally" exercise the option. In order to facilitate your participation in the Offer, the Company is allowing you to exercise your Eligible Options conditionally without paying the exercise price in cash at the time of conditional exercise. If exercise of your options become unconditional the amount of cash you receive will equal the Net Option Payment Per Share, less any required withholding taxes. You do not need to send any money with your Notice of Conditional Exercise.

Q.       How will the exercise price be paid?

A. The board of directors of the Company has resolved to adopt the Tender Offer and Merger Agreement, dated August 10, 2006, by and among Virbac Corp., Virbac S.A., Interlab S.A.S. and Purchaser ("Merger Agreement"). The Merger Agreement provides for the exercise of all Eligible Options on a cashless basis and to pay option holders who conditionally exercise their option the Net Option Payment Per Share, as described above.

Q.       If I conditionally exercise my options, when will I be paid?

A. After the Offer expires, the depositary will send funds to the Company for disbursement to holders of Eligible Options that were conditionally exercised in the Offer. The Company will disburse to you the Net Option Payment Per Share less any required withholding taxes, promptly thereafter.

Q.       Will I be taxed on the money I receive?

A. You should read Section 5 of the Offer to Purchase, "Certain U.S. Federal Income Tax Consequences," for information regarding the United States federal income tax consequences of your receipt of money upon the conditional exercise of your options if you are a U.S. holder of Eligible Options. Holders of options should consult their own tax advisors concerning the specific U.S. federal, state, local and foreign tax consequences to them of receiving money for the conditional exercise of their options.

Q.       How do I conditionally exercise my Eligible Options in the Offer?

A. The only way that you can conditionally exercise Eligible Options in the Offer is by completing the Notice of Conditional Exercise, signing the form, and returning it to the Company. The Notice of Conditional Exercise must be received by the Company before the Expiration Date. On this form, you can conditionally exercise all or part of your Eligible Options in the Offer.

Q.       What if I hold shares of common stock in addition to my options?

A. If you have actual shares of common stock in your possession (or at a brokerage firm), you may tender those Shares as well. In this case, you may have received two or more sets of Offer materials. The procedures for tenders of Shares are set forth in the Offer to Purchase and the Letter of Transmittal, and the procedures for conditional exercise of Eligible Options are set forth in the Notice of Conditional Exercise and Instructions for Conditional Exercise. You should be careful to follow the separate directions that apply in each case.

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

Q. What if I hold options having an exercise price equal to or greater than $5.25 per share?

A. Options with an exercise price equal to or greater than the Offer Price of $5.25 per Share are not presently Eligible Options and may not be conditionally exercised in connection with the offer. EXERCISE OF ANY OPTIONS THAT ARE NOT ELIGIBLE OPTIONS WOULD CAUSE THE OPTION HOLDER TO INCUR A LOSS EQUAL TO THE EXCESS OF THE EXERCISE PRICE OF THE OPTIONS OVER THE OFFER PRICE.

         However, if the Purchaser increases the Offer Price prior to the expiration date of the Offer, options having an exercise price greater than $5.25 per Share but less than the increased Offer Price would become Eligible Options. Any such increase in the Offer Price will require that the Purchaser keep the Offer open for at least ten (10) business days after the increase. To permit holders of Eligible Options to conditionally exercise the maximum number of Eligible Options, the Notice of Conditional Exercise provides that if a holder elects to exercise ALL of such holder's Eligible Options having an exercise price of less than $5.25 per Share and the Offer Price is increased to an amount greater than $5.25 per Share, the conditional exercise of such holder's options will be effective with respect to all options having an exercise price less than the revised Offer Price. To take advantage of this provision, you must check the box in the Notice of Conditional Exercise that provides for conditional exercise of ALL of your Eligible Options.

Q.       Can I change my mind and revoke my conditional  exercise of my Eligible
         Options?

A.       Yes, but only if you perform the following steps:

         (i) You must send a written, signed notice of revocation to the Company. You may fax your notice of revocation to Jean Nelson, Executive Vice President, Chief Financial Officer and Secretary of the Company, at (817) 831-8362.

         (ii) Your notice of revocation must be received by the Company before the Expiration Date.

         The notice of revocation must state your name and social security number (or other tax identification number), as well as the number of Option Shares underlying the Eligible Options for which you are revoking your conditional exercise. The revocation procedures are described in the Instructions for Conditional Exercise. You must follow these instructions carefully.

         Any Eligible Options for which a conditional exercise has been revoked may be conditionally exercised after such revocation, provided that all resubmitted materials are completed properly and delivered on time in accordance with the instructions applicable to the original conditional exercise.

Q.       What do I do if I have any questions about the Offer?

A. If you have questions about conditional exercise of your Eligible Options or need help in properly doing so, please contact Jean Nelson, Executive Vice President, Chief Financial Officer and Secretary of the Company, by work phone at (817) 831-5030 or by fax at (817) 831-8362, or by mail at c/o Jean Nelson, Virbac Corporation, 3200 Meacham Boulevard, Fort Worth, Texas, 76137. If you have questions with respect to the Offer, you can contact the Information Agent for the Offer at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

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